				Exhibit 7.1

ABB Ltd
Year ended December 31 ($ in millions, except ratio)

	2016	2015	2014	2013	2012

Income from continuing operations before taxes	2,799	2,840	3,896	4,066	3,838
Fixed charges	370	405	453	500	475
Other income(1)	(15)	(17)	(14)	(13)	(1)
Income from continuing operations before taxes, as adjusted	3,154	3,228	4,335	4,553	4,312

Interest expense (incl. amortization of premiums and
discounts related to indebtedness)	213	235	261	293	254
Other fixed charges(2)	157	170	192	207	221
Fixed charges	370	405	453	500	475

Ratio of Earnings to Fixed Charges	9	8	10	9	9

(1) Other income represents mainly (income) / loss from equity-accounted companies.
(2) Other fixed charges represent mainly the estimated interest component within rental expense.

For the purposes of calculating our ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes, to which we add back fixed charges and exclude income or loss from equity-accounted companies. Fixed charges consist of interest expense, the amortization of premiums, discounts and capitalized expenses related to indebtedness, and the portion of rental expense deemed representative of an interest factor. Interest expense excludes tax-related interest expense.